Exhibit 99.1

Neptune Announces an Amended and Restated Agreement with Canopy

LAVAL, QC, Nov. 20, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (Nasdaq: NEPT) (TSX: NEPT), a health and wellness company focused on extraction, purification and formulation of cannabinoids, has entered into an amended and restated processing agreement with Canopy Growth Corporation ("Canopy").

Canopy and Neptune mutually decided to review the terms of their processing agreement. The parties have agreed to an amended schedule of processing volumes committed to Neptune by Canopy. In addition, the parties agreed to remove certain preferential rights previously granted to Canopy with respect to Neptune's capacity and pricing. Effective June 30, 2020, volume and pricing will be negotiated between the two parties based on market conditions. The 3-year term of the agreement remains unchanged and expires on June 30, 2022.

Canopy continues to be an important customer for Neptune and both parties are looking forward to maintaining and capturing more business opportunities as the market evolves. As a result of the revised terms, Neptune expects to reduce its client concentration risk and diversify its customer base.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil® and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans," or which refer to expectations, projections or other characterizations of future events or circumstances, to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-announces-an-amended-and-restated-agreement-with-canopy-300962034.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2019/20/c3869.html

%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 08:44e 20-NOV-19